Multi Ways Holdings Limited

March 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Andi Carpenter
Mr. Andrew Blume
Mr. Patrick Fullem
Mr. Jay Ingram

Re:	Multi Ways Holdings Limited

Registration Statement on Form F-1, as amended (File No. 333-269641)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Multi Ways Holdings Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on March 30, 2023, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Multi Ways Holdings Limited

By:	/s/ Lim Eng Hock
Name:	Lim Eng Hock
Title:	Chief Executive Officer and Director